SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-08945

           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES



                                December 27, 1999



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940





               THE PINNACLE FAMILY OF TRUSTS, LARGE CAP SERIES IV
                             (AND SUBSEQUENT SERIES)
          (formerly known as McLaughlin, Piven, Vogel Family of Trusts,
                   The Pinnacle Trust (And Subsequent Series))
                      and any other future trusts for which
                  McLaughlin, Piven, Vogel Securities, Inc. and
                 Reich & Tang Distributors, Inc. act as Sponsors


                               Name of Registrant

                                600 Fifth Avenue
                            New York, New York 10020


                   Address and Principal Office of Registrant

  X   Not the issuer of periodic payment plan certificates.
-----

      Issuer of periodic payment plan certificates.
-----

Amending Items 1 and 2.

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I.     ORGANIZATION AND GENERAL INFORMATION

               1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                         The Pinnacle Family of Trusts, Large Cap Series IV (and subsequent series) (formerly known as McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (and Subsequent Series)) and any other future trusts for which McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. act as sponsors.

                         The Trust has no Internal Revenue Service Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

                         The Pinnacle Family of Trusts, Large Cap Series (IV) (and subsequent series) (formerly known as McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (and Subsequent Series))


               2. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                         The form of Trust Indenture and Agreement among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Depositors, and The Chase Manhattan Bank, as Trustee, to be employed by the Trust will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

                         The Indenture will be dated the initial date of deposit of the securities in The Pinnacle Family of Trusts, Large Cap Series IV and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

                         Substantially identical but separate Reference Trust Agreements will be executed for each Series

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                         of Trusts between the Depositors and Trustee. The
                         respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.



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                                   SIGNATURES


               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 21st day of December 1999.

                                     THE PINNACLE FAMILY OF TRUSTS
                                     (and SUBSEQUENT SERIES)

                                     By:      MCLAUGHLIN, PIVEN, VOGEL
                                              SECURITIES, INC.


                                              By: /s/ ALLAN M. VOGEL
                                                  -----------------------------
                                                  Name:  Allan M. Vogel
                                                  Title: President, Chief
                                                         Financial Officer,
                                                         Secretary and Director




Attest:   /s/ J.M. KENNEDY
          ------------------------------------
          Name:     J.M. Kennedy
          Title:    Senior Vice President


                                     REICH & TANG DISTRIBUTORS, INC.

                                     By:  /s/ PETER J. DEMARCO
                                          -------------------------------
                                          Name:  Peter J. DeMarco
                                          Title: Executive Vice President


Attest:  /s/ LORRAINE C. HYSLER
         -------------------------------
         Name: Lorraine C. Hysler
         Title: Secretary


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                                  IX. EXHIBITS


No.           Description

 1. Form of Trust Indenture and Agreement (filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

 2. Form of Prospectus for the Trust (as filed with Amendment No. 1 to the Registration Statement on Form S-6 of the Trust on December 28, 1999).

 3. Certificate of Incorporation of McLaughlin, Piven, Vogel Securities, Inc. dated March 8, 1977 and, as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December
               20, 1983 and September 25, 1989 (filed as Exhibit 99.1.3.7 to the Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

 4.            Bylaws of McLaughlin, Piven, Vogel Securities, Inc. (filed as
               Exhibit 99.1.3.8 to the Registration Statement on Form S- 6 of the Trust and incorporated herein by reference).

 5.            Certificate of Incorporation of Reich & Tang Distributors, Inc.
               (filed as Exhibit 99.1.3.5 to the Form S-6 Registration Statement No. 33-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

 6.            Bylaws of Reich & Tang Distributors, Inc. (filed as Exhibit 99.
               1.3.6 to the Form S-6 Registration Statement No. 33-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference.)


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